SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PURETECH HEALTH PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value £0.01 per share

American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share

(Title of Class of Securities)

746237106

(CUSIP Number of Class of Securities)

Bharatt Chowrira

Chief Executive Officer

PureTech Health plc

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Peter N. Handrinos

Elisabeth M. Martin

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024, by PureTech Health plc., a public limited company incorporated in England and Wales (“PureTech” or the “Company”) (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). The Schedule TO relates to the return of capital to the holders of ordinary shares, par value £0.01 per share (the “Ordinary Shares”), and American Depositary Shares representing Ordinary Shares (the “ADSs”), of the Company of up to US$100 million, which is being implemented by way of a tender offer (the “Tender Offer”). The Tender Offer is being made upon the terms and subject to the conditions set forth in the Circular, dated May 20, 2024 (as it may be amended or supplemented from time to time, the “Circular”), a copy of which is attached hereto as exhibit (a)(1)(i).

The Circular and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Circular, are hereby amended and supplemented as set forth below. You should read this Amendment No. 1 together with the Schedule TO and the Circular.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO and the Circular remain unchanged. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Circular.

Amendments to the Circular and Items 1 through 9 and Item 11 of the Schedule TO

1.	The first sentence of the fifth paragraph on the cover page of the Circular is hereby amended and restated in its entirety as follows:

“The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, email and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada, Japan, New Zealand, Singapore, the Republic of South Africa or any other jurisdiction where the mailing of this Circular or the accompanying documents into or inside such jurisdiction would constitute violation of the laws of such jurisdiction (“Restricted Jurisdiction”).”

2.

The information under the heading “NOTICE FOR US SHAREHOLDERS AND ADS HOLDERS” on the cover page of the Circular is hereby amended by deleting the sixth paragraph under the heading in its entirety, which reads as follows: “While the Tender Offer is being made available to Shareholders in the US, the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction.”

3.

Section 2.1 (“Background to and reasons for the Tender Offer”) of Part III (“Letter from the Chair of PureTech Health plc”) on page 7 of the Circular is hereby amended and supplemented by adding the following sentences at the end of the third paragraph under Section 2.1:

“The Board has determined that an amount of US$100 million from the proceeds of the Transaction shall be returned to Shareholders. The Board has further determined that the net proceeds from the Transaction will be sufficient to pay the Tender Offer consideration and related fees and expenses, and the Company has no need or plans for alternative financing plans or arrangements.”

4.

Section 9.3 (“Notification of Interests”) of Part III (“Letter from the Chair of PureTech Health plc”) on page 13 of the Circular is hereby amended and supplemented by deleting the first paragraph under Section 9.3 and replacing with the following new paragraphs under Section 9.3:

“The Company has its Ordinary Shares admitted to trading on the main market of the London Stock Exchange and, accordingly, every Shareholder must comply with the notification and disclosure requirements set out in Chapter 5 of the Disclosure Guidance and Transparency Rules (as amended and varied from time to time). Under Chapter 5 of the Disclosure Guidance and Transparency Rules, a Shareholder is required to notify the Company of the percentage of its voting rights if the percentage of voting rights which it holds (directly or indirectly) reaches, exceeds or falls below three per cent and each one per cent threshold thereafter up to 100 per cent. A notification must be made using the form TR1 available in electronic format at the FCA’s website at www.fca.org.uk.

Following the Company’s purchase of Ordinary Shares from Jefferies pursuant to the terms of the Option Agreement, and regardless of whether a Shareholder tenders any or all of their Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to the terms of the Tender Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) in which a Shareholder is interested when taken as a percentage of the Company’s Issued Ordinary Share Capital as a whole may change, which may give rise to an obligation under Chapter 5 of the Disclosure Guidance and Transparency Rules on the part of such Shareholder to notify the Company of their revised interest in Ordinary Shares when taken as a percentage if such percentage reaches, exceeds or falls below three per cent and each one per cent threshold thereafter up to 100 per cent, as soon as possible and in any case within two trading days of becoming aware or being deemed to have become aware of such change.”

5.	Section 5.4 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“In particular, the Tender Offer is not being made directly or indirectly in or into or by use of the mail or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and email) of interstate or foreign commerce of, or of any facility of a national securities exchange of, a Restricted Jurisdiction.”

6.	Section 5.5 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“Accordingly, copies of this Circular, the Tender Form and any related documents are not being and must not be mailed or otherwise distributed or sent in or into a Restricted Jurisdiction, including to Shareholders with registered addresses in a Restricted Jurisdiction, or to persons who are custodians, nominees or trustees holding Ordinary Shares for persons in a Restricted Jurisdiction.”

7.	Section 5.6 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in or into a Restricted Jurisdiction.”

8.

Section 2.1 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) of the Circular is hereby amended and supplemented by inserting the following after paragraph I on page 23 of the Circular, and Part VIII (“Further Information for ADS Holders”) of the Circular is hereby amended and supplemented by inserting the following after paragraph I on page 58 of the Circular:

“Jefferies having being satisfied, acting reasonably, that, at all times up to immediately prior to the announcement of the results of the Tender Offer, the Company has complied with its obligations, and is not in breach of any of the representations and warranties given by it, under the Option Agreement is a condition of the Tender Offer as set out in paragraph C above. The Company’s obligations under the Option Agreement are as follows:

•

to furnish Jefferies with as many copies as Jefferies may reasonably request of the Tender Offer materials, and, prior to using the Tender Offer materials, to submit copies of such materials to Jefferies and give reasonable consideration to Jefferies’s comments, if any, thereon;

•	to comply with the Tender Conditions;

•	to effect the Tender Offer so as to comply with applicable law and regulation;

•	to comply with its obligations under the Depositary Agreement and the Tender Agency Agreement;

•

to not amend, waive or vary any of the Tender Conditions or the Depositary Agreement or enter into any other agreement with the Depositary that is material to the Tender Offer, without prior consultation with Jefferies;

•	to deliver a legal opinion as to matters of US law to Jefferies;

•	to pay the fees and expenses in connection with the Tender Offer; and

•	to promptly notify Jefferies of certain events relating to the Tender Offer.

The Company’s representations and warranties under the Option Agreement pertain to:

•	incorporation and existence;

•	compliance with applicable law and regulation, and compliance with applicable law and regulation in connection with the Tender Offer;

•

having sufficient distributable reserves (in accordance with section 705 of the Companies Act 2006 of England and Wales) to satisfy the purchase in full by the Company of the tendered Shares pursuant to the Option Agreement;

•	required consents, corporate authorities and approvals to implement the Tender Offer;

•	no conflicts with material agreements;

•	no violation with any material order, judgment or decree;

•	no breaches of applicable law and regulation in connection with the Tender Offer materials;

•	the absence of threatened claim, litigation or investigations;

•	the accuracy in all material respects and absence of misleading statements in the Tender Offer materials;

•	the absence of “inside information”;

•	authorization, execution and delivery and enforceability of the Option Agreement, the Tender Agency Agreement and the Engagement Letter;

•	compliance in all material respects with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder; and

•	eligibility for Tier II relief under the Exchange Act.”

9.

Section 4.1 (“Ordinary Shares in Certificated Form”) of Part V (“Terms and Conditions of the Tender Offer in respect of Ordinary Shares”) on page 33 of the Circular is hereby amended and supplemented by deleting the first sentence of Section 4.1 and replacing with the following two sentences:

“Where an accepted tender relates to Ordinary Shares held in Certificated Form, cheques for the consideration due will be despatched by the Receiving Agent (on behalf of Jefferies) by or on Wednesday 3 July 2024 by first class post to the person or agent whose name and address is set out in Box 1 of the Tender Form or, if none is set out, to the registered address of the tendering Shareholder or, in the case of joint holders, the address of the first named Shareholder. The cheques will be posted to such address by or on Wednesday 3 July 2024 whether such address is within the UK or outside the UK.”

10.	The definition of “Restricted Jurisdictions” in Part IX (“Definitions”) on page 69 of the Circular is hereby amended and restated in its entirety as follows:

“Restricted Jurisdictions	each and any of Australia, Canada, Japan, New Zealand, Singapore, the Republic of South Africa and any other jurisdiction where the mailing of this Circular or the accompanying documents into or inside such jurisdiction would constitute a violation of the laws of such jurisdiction;”

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date

(a)(1)(i)	Circular to Shareholders, dated May 20, 2024.*

(a)(1)(ii)	Tender Form.*

(a)(1)(iii)	Letter of Transmittal.*

(a)(1)(iv)	Letter to Brokers.*

(a)(1)(v)	Letter to Clients.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release, dated March 19, 2024.	6-K	001-39670	99.1	March 19, 2024

(a)(5)(ii)	Press Release, dated May 20, 2024.*

(a)(5)(iii)	Company Frequently Asked Questions for Shareholders.*

(a)(5)(iv)	Press release, dated June 4, 2024.

(b)	Not Applicable.

(d)(1)	Put and Call Option Agreement, dated May 20, 2024, by and between PureTech Health plc and Jefferies International Limited.*

(d)(2)	Performance Share Plan	20-F	001-39670	10.1	October 27, 2020

(d)(3)	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.2	October 27, 2020

(d)(4)	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.3	October 27, 2020

(d)(5)	Form of Restricted Share Units Agreement under the Performance Share Plan	20-F	001-39670	10.4	October 27, 2020

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.*

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024	PURETECH HEALTH PLC

	By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer